SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Magnetek, Inc.

(Name of Subject Company (Issuer))

Megatron Acquisition Corp.

A Wholly Owned Subsidiary of

Columbus McKinnon Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

559424403

(CUSIP Number of Class of Securities (Underlying Common Stock))

Alan S. Korman, Esq.

General Counsel and Corporate Secretary

Columbus McKinnon Corporation

140 John James Audubon Parkway

Amherst, New York 14228

(716) 689-5500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Mark D. Gerstein, Esq.

Bradley C. Faris, Esq.

Latham & Watkins LLP

330 N. Wabash Ave.

Suite 2800

Chicago, IL 60611

(312) 876-7700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$191,632,350	$22,267.68

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 3,832,647 shares of common stock, par value $0.01 per share, of Magnetek, Inc., at a purchase price of $50.00 per share. Such number of shares consists of (i) 3,568,540 shares of unrestricted common stock issued and outstanding as of August 3, 2015, (ii) 134,932 shares subject to forfeiture restrictions, repurchase rights, or other restrictions that are or may become issued and outstanding prior to the expiration of the Offer (as defined below), and (iii) 129,175 shares of common stock that may be issuable before the expiration of the Offer under options and other rights to acquire shares of common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.0001162 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,267.68	Filing Party: Columbus McKinnon Corporation
Form or Registration No. Schedule TO	Date Filed: August 5, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission on August 5, 2015 (as hereby amended and together with any other amendments and supplements thereto, the “Schedule TO”), which relates to the offer by Megatron Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Columbus McKinnon Corporation, a New York corporation (“CMCO”), to purchase all of the issued and outstanding shares of common stock (including Restricted Shares (as defined in the Offer to Purchase)), par value $0.01 per share (collectively, the “Shares”), of Magnetek, Inc., a Delaware corporation (“Magnetek”), at a purchase price of $50.00 per share, net to the seller in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. This Amendment is being filed on behalf of CMCO and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Amendments to the Schedule TO

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following:

1. “Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the Offer and the Merger expired at 11:59 p.m., New York City time, on August 20, 2015, which was the 15th calendar day following the submission of CMCO’s HSR Filing.”

2. “On August 20, 2015, the Debt Financing Source confirmed to CMCO and the Purchaser that the 15 business day marketing period required pursuant to the terms of the Debt Commitment Letter, during which the Debt Financing Source was to syndicate the Incremental Loans, has expired.”

3. “On August 24, 2015, CMCO, the Purchaser and Magnetek entered into a letter agreement (the “Letter Agreement”) amending the Merger Agreement, to provide for the purchase (the “UK Purchase”) by Columbus McKinnon Corporation Limited, a wholly owned subsidiary of CMCO (“CMCO UK”), from Magnetek of all of the outstanding shares of Magnetek (UK) Limited, a wholly owned subsidiary of Magnetek. The purchase price to be paid by CMCO UK to Magnetek in the UK Purchase will be £1,200,000, and the closing of the UK Purchase is expected to take place immediately prior to the acceptance for payment of Shares in the Offer.

The foregoing summary of the terms of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement itself, which is incorporated herein by reference and a copy of which has been filed as an exhibit to the Schedule TO.”

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

“(d)(5)	Letter Agreement Amending Merger Agreement, dated as of August 24, 2015, by and among Magnetek, the Purchaser and CMCO.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Megatron Acquisition Corp.

By:	/s/ Timothy T. Tevens
Name:	Timothy T. Tevens
Title:	President & Director

Columbus McKinnon Corporation

By:	/s/ Timothy T. Tevens
Name:	Timothy T. Tevens
Title:	President & Chief Executive Officer

Date: August 25, 2015

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of August 5, 2015*

(a)(1)(B)	Letter of Transmittal for Shares*

(a)(1)(C)	Letter of Transmittal for Employee Restricted Shares*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees*

(a)(1)(F)	Press Release dated July 27, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by CMCO with the SEC on July 27, 2015)*

(a)(1)(G)	Press Release dated August 5, 2015*

(a)(1)(H)	Summary Advertisement published in the Wall Street Journal on August 5, 2015*

(b)(1)	Debt Commitment Letter, dated July 26, 2015, by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and CMCO (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CMCO with the SEC on July 27, 2015)*

(b)(2)	Credit Agreement, dated as of January 23, 2015, by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC (and the other lenders party thereto) and CMCO (and certain of its affiliates) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CMCO with the SEC on January 27, 2015)*

(d)(1)	Agreement and Plan of Merger, dated as of July 26, 2015, by and among Magnetek, the Purchaser and CMCO (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CMCO with the SEC on July 27, 2015)*

(d)(2)	Form of Tender Agreement, dated as of July 26, 2015 (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by CMCO with the SEC on July 27, 2015)*

(d)(3)	Confidentiality Agreement, dated as of April 2, 2015, by and between Magnetek and CMCO*

(d)(4)	Letter Agreement Amending Confidentiality Agreement, dated as of July 26, 2015, by and between Magnetek and CMCO*

(d)(5)	Letter Agreement Amending Merger Agreement, dated as of August 24, 2015, by and among Magnetek, the Purchaser and CMCO

*	Previously filed.